FIRST POINT MINERALS CORP.

Interim Consolidated Financial Statements

SECOND QUARTER 2006

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements of First Point Minerals Corp. (the “Company”) have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

FIRST POINT MINERALS CORP.
Consolidated Balance Sheets

	June 30	DECEMBER 31
	2006	2005
	(UNAUDITED)	(AUDITED)
	$	$
A S S E T S
Current
Cash	1,371,810	167,326
Amounts receivable	90,029	52,732
Prepaid expenses	34,351	25,803

	1,496,190	245,861

Equipment(note 3)	21,170	23,913
Marketable securities (note 4)	784,237	871,374
Mineral property costs (note 5)	4,405,405	3,889,773

	6,707,002	5,030,921

L I A B I L I T I E S
Current
Accounts payable and accrued liabilities	166,737	120,180

S H A R E H O L D E R S’ E Q U I T Y

Share capital (note 6 (a))	12,709,560	11,023,104
Contributed surplus (note 6 (a))	645,625	383,520
Deficit	(6,814,920)	(6,495,883)

	6,540,265	4,910,741

	6,707,002	5,030,921
Continuing operations (note 1)

Approved by the Board of Directors:

/s/ J. Christopher Mitchell                                             /s/ Robert A. Watts

J. Christopher Mitchell, Director                                      Robter A. Watts , Director

See notes to the consolidated financial statements

FIRST POINT MINERALS CORP.
Consolidated Statements of Operations and Deficit
(Unaudited, prepared by management)
	Three Months Ended June 30		Six Months Ended June 30
	2006	2005	2006	2005

Expenses	$	$	$	$
Accounting, legal and audit	24,288	9,350	30,695	10,879
Amortization	1,372	1,484	2,743	3,141
Communications	841	1,043	1,711	1,467
Foreign exchange loss (gain)	(4,381)	1,264	(4,976)	(7,340)
General exploration	23,063	49,421	45,692	59,588
Insurance	1,151	-	1,640	-
Management fees	12,252	18,746	21,449	38,746
Office and administration	2,721	6,555	4,526	7,805
Rent	3,700	5,783	7,183	11,319
Stock-based compensation	19,091	-	295,149	-
Travel and promotion	15,497	7,829	25,712	18,128
Trust and filing fees	11,362	9,481	17,341	11,173
Wages and benefits	23,265	712	33,574	24,070

Loss before other items	(134,222)	(111,668)	(482,439)	(178,976)

Other items
Interest income	4,260	1,236	4,260	1,255
Other income	-	24,982	-	26,069
Gain (loss) on sale of marketable securities	159,142	-	159,142	-

Net gain (loss) for the period	29,180	(85,450)	(319,037)	(151,652)
Deficit – beginning of period	(6,844,100)	(6,176,589)	(6,495,883)	(6,110,387)

Deficit – end of period	(6,814,920)	(6,262,039)	(6,814,920)	(6,262,039)

Income (loss) per share (note 7)	0.00	(0 .00)	(0.01)	(0.01)

Weighted average number of common shares outstanding	49,077,749	34,721,532	44,692,096	33,225,802

See notes to the consolidated financial statements

FIRST POINT MINERALS CORP.
Consolidated statements of changes in cash position
(Unaudited, prepared by management)

	Three Months Ended June 30		Six Months Ended June 30
	2006	2005	2006	2005
	$	$	$	$
Cash provided by (used for):
Operating activities
Net gain (loss) for the period	29,180	(85,450)	(319,037)	(151,652)
Add items not involving cash
Amortization	1,372	1,484	2,743	3,141
Net loss (gain) on sales of marketable securities	(159,142)	-	(159,142)	-
Stock-based compensation	19,091	-	295,149	-

	(109,499)	(83,966)	(180,287)	(148,511)
Changes in non-cash working capital components:
Amounts receivable	(10,840)	(22,767)	(37,297)	9,351
Prepaid expenses	(16,941)	20,310	(8,548)	6,359
Accounts payable and accrued liabilities	104,971	(130,231)	46,557	(27,310)

	(32,309)	(216,654)	(179,575)	(160,111)
Financing activities *
Release of trust funds	-	34,866	-	61,866
Cash proceeds from shares issue	-	637,698	1,626,700	637,698
Share issue costs	(6,124)	-	(20,888)	-
Share subscription receivable	175,000	-	-	-
Stock options exercised	-	-	36,500	-
Warrants exercised	6,958	-	7,000	-
Finders’ warrants exercised	342	-	4,100	-

	176,176	672,564	1,653,412	699,564
Investing activities *
Mineral exploration	(275,320)	(159,425)	(515,632)	(267,592)
Proceeds from sales of marketable securities	246,279	-	246,279	-
Purchase of capital assets	-	(194)	-	(194)

	(29,041)	(159,619)	(269,353)	(267,786)

Net cash provided (used) during period	114,826	296,291	1,204,484	271,667

Cash – beginning of period	1,256,984	32,768	167,326	57,392

Cash - end of period	1,371,810	329,059	1,371,810	329,059

* Supplemental Disclosure of non-cash financing and investing activities (note 9)

See notes to the consolidated financial statements

FIRST POINT MINERALS CORP.
Consolidated Schedule of Mineral Property Costs
(Unaudited, Prepared by Management)

	Balance, December 31, 2004	Expenditures	Disposition	Balance December 31, 2005	Expenditures	Balance, June 30, 2006
	$	$	$	$	$	$
HONDURAS
Cacamuya Property
Acquisition	299,181	12,802	-	311,983	2,448	314,431
Exploration
Assays	89,760	-	-	89,760	-	89,760
Drilling and trenching	557,983	-	-	557,983	-	557,983
Field office expenses	179,219	10,120	-	189,339	3,321	192,660
Geological & geophysical	155,516	-	-	155,516	-	155,516
Environmental & reclamation	2,026	-	-	2,026	-	2,026
Legal & accounting fees	3,477	2,186	-	5,663	168	5,831
Property taxes	6,280	986	-	7,266	7,910	15,176
Travel & accommodation	111,119	1,115	-	112,234	-	112,234
Wages	752,720	6,396	-	759,116	3,227	762,343
	2,157,281	33,605	-	2,190,886	17,074	2,207,960
Honduras total	2,157,281	33,605	-	2,190,886	17,074	2,207,960
NICARAGUA
Rio Luna Property
Acquisition	52,580	-	-	52,580	-	52,580
Exploration
Assays	46,321	31,355	-	77,676	18,668	96,344
Drilling and trenching	444,032	-	-	444,032	206,184	650,216
Field office expenses	274,222	156,436	-	430,658	81,453	512,111
Geological & geophysical	71,405	7,884	-	79,289	21,623	100,912
Environmental & reclamation	8,763	-	-	8,763	-	8,763
Legal & accounting fees	5,696	21,424	-	27,120	1,341	28,461
Property taxes	18,907	1,090	-	19,997	8,174	28,171
Travel & accommodation	54,774	20,040	-	74,814	3,067	77,881
Wages	239,513	171,219	-	410,732	94,904	505,636
	1,216,213	409,448	-	1,625,661	435,414	2,061,075

Mesas de Cuapa Property
Exploration
Assays	-	4,339	-	4,339	12,348	16,687
Field office expenses	-	13,394	-	13,394	18,098	31,492
Geological & geophysical	-	-	-	-	5,820	5,820
Legal & accounting fees	-	13,647	-	13,647	2,370	16,017
Property taxes	-	-	-	-	2,503	2,503
Travel & accommodation	-	9	-	9	946	955
Wages	-	41,837	-	41,837	21,059	62,896
	-	73,226	-	73,226	63,144	136,370

Nicaragua total	1,216,213	482,674	-	1,698,887	498,558	2,197,445
Total mineral property costs	3,373,494	516,279	-	3,889,773	515,632	4,405,405

See notes to the consolidated financial statements

FIRST POINT MINERALS CORP.
Notes to the Unaudited Consolidated Financial Statements (Prepared by management)
June 30, 2006 and 2005

1.      NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the Business Corporations Act (Alberta) and is involved in the acquisition and exploration of property interests that are considered potential sites of economic mineralization.  At the date of the financial statements, the Company has not identified a known body of commercial grade ore on any of its properties and the ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property.

These unaudited interim financial statements have been prepared by management on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.  The financial statements have not been audited, reviewed or otherwise verified as to the accuracy or completeness of information.  Readers are cautioned that these statements may not be appropriate for their purposes.

	June 30, 2006	December 31, 2005
Deficit	$ (6,814,920)	$ (6,495,883)
Working Capital	$ 1,329,453	$ 125,681

2.      SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying unaudited interim financial statements have been prepared by management in accordance with generally accepted accounting principles (“GAAP”) in Canada on a basis consistent with those outlined in the Company’s audited financial statements for the year ended December 31, 2005.  They do not include all of the information and disclosures required by Canadian GAAP for audited financial statements.  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.  These unaudited interim financial statements should be read in conjunction with the most recent audited annual financial statements of the Company, including the notes thereto.

The Company has not changed any of its existing accounting policies, nor has it adopted any new accounting policies since its last fiscal year end.

Comparative Figures

Certain comparative figures have been reclassified to conform to the current period’s presentation.

Marketable Securities

Marketable securities are carried at the lower of cost or quoted market value.  When market value is below cost any unrealized loss is charged to income.

3.      EQUIPMENT
	June 30, 2006			December 31, 2005
	Cost $	Accumulated Amortization $	Net Book Value $	Net Book Value $
Computers	37,548	31,566	5,982	7,037
Office furniture and equipment	77,082	61,894	15,188	16,876

	114,630	93,460	21,170	23,913

4.      MARKETABLE SECURITIES

The Company entered into an agreement in 2004 with a private company to form Aquila Resources Corp. (“Aquila”) for the purpose of advancing that company’s Back Forty zinc/gold property in Upper Peninsula of Michigan and the Company’s Cedros zinc/silver property in Honduras.  Pursuant to that agreement, Aquila issued 2,215,569 of its common shares to the Company.    Concurrently, the Company also purchased 253,209 common shares of Aquila at $0.35 per share.  During 2004, Aquila issued 37,795 shares to the Company to settle indebtedness of $7,301.

On May 1, 2006, the TSX Venture Exchange (the “Exchange”) approved a transaction whereby Aquila completed the reverse take-over of a public company, JML Resources Ltd., whose shares traded on the Exchange.  The shares of the resulting entity, named Aquila Resources Inc., commenced trading on the Exchange on May 2, 2006 (symbol: AQA).  As a condition of its approval, the Exchange required that a number of AQA shareholders, including First Point, place their AQA shares into escrow, which shares will be released from escrow in accordance with a pre-determined schedule of 10% of the initial number of shares in escrow upon the Exchange listing being approved, and 15% of the initial number of shares in escrow every six months thereafter, until all shares have been released.  The initial tranche of 250,657 AQA shares was released to First Point on May 2, 2006.  The Company currently owns an aggregate of 2,255,916 AQA shares, representing an ownership interest of approximately 5%.

Of these shares, 1,000,000 shares are subject to a further escrow provision pending the Honduran government transferring title to the Cedros property to AQA.

5.      MINERAL PROPERTIES

HONDURAS

Cacamuya Property

The Company acquired a 60% interest, subject to a 0.6% NSR, in the Cacamuya Property in southern Honduras from Minera Battle Mountain Gold Company ("BMG") by incurring US$1,000,000 in exploration expenditures and issuing 700,000 common shares of the Company.  BMG subsequently became a wholly-owned subsidiary of Newmont Gold Company.

The Company has an option to earn the remaining 40% interest in this property from a wholly-owned Honduran subsidiary of Breakwater Resources Ltd. by issuing 500,000 common shares at such time as the Honduran government enacts the regulations to the new Honduran mining code and conveys title to the property to the Company. Breakwater Resources Ltd. will retain a sliding scale royalty of 0.4% of the gross sale proceeds starting at US$325 per ounce of gold and rising to a maximum of 1.2% of the gross sale proceeds at US$400 per ounce of gold for all gold production, and 0.4% of the gross sale proceeds starting at US$5.25 per ounce of silver and rising to a maximum of 1.2% of the gross sale proceeds at US$7.00 per ounce of silver for all silver production.

NICARAGUA

Rio Luna Property

The Company entered into an option to purchase agreement to acquire the Rio Luna gold property in December 2002.  The option was exercised in October 2004 and the Company now owns a 100% interest in the Rio Luna property.

Mesas de Cuapa Property

The Nicaraguan government granted the Boaco Viejo concession to the Company in 2005.  The Company has filed “solicituds” as the initial step in the application process for obtaining additional concessions covering the Mesas de Cuapa and Toreros projects in the same area.

6.      SHARE CAPITAL

a)       Authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of first and second preferred shares.

	Number of Common Shares	Capital Stock $	Contributed Surplus $
Common shares:
Issued at December 31, 2004	31,713,455	10,251,550	318,028

Private placements	5,595,001	801,750	-
Share issue costs	-	(26,103)	-
Finders’ fees	-	(4,093)	4,093
Stock-based compensation expense	-	-	61,399

	5,595,001	771,554	65,492

Issued at December 31, 2005	37,308,456	11,023,104	383,520

Private placements	11,619,288	1,626,700	-
Share issue costs	-	(20,888)	-
Stock options exercised	110,000	68,970	(32,470)
Warrants exercised	35,000	7,000	-
Finders’ warrants exercised	20,500	4,674	(574)
Stock-based compensation expense	-	-	295,149

	11,784,788	1,686,456	262,105

Issued at June 30, 2006	49,093,244	12,709,560	645,625

b)      Summary of warrants outstanding at June 30, 2006:

Type	Number Outstanding	Exercise Price $	Expiry Date
Finders’ warrants	33,667	0.20	April 28, 2007
	87,500	0.20	December 20, 2007
	121,167

Warrants	5,190,716	0.20	March 1, 2007
	6,428,572	0.20	March 13, 2007
	2,137,499	0.20	April 28, 2007
	625,000	0.20	December 20, 2007
	14,381,787

c)      Stock Options

Options to purchase common shares have been granted to directors, employees and consultants of the Company at exercise prices determined by their market value on the date of the grant.

	Weighted-Average Exercise Price	Number of Options	Weighted-Average Contractual Remaining Life

Balance, December 31, 2004	0.375	2,280,000	2.87

Granted	0.15	1,295,000
Cancelled or expired	0.465	(370,000)

Balance, December 31, 2005	0.274	3,205,000	3.23

Granted	0.37	1,550,000
Exercised	0.332	(110,000)

Balance, June 30, 2006	0.304	4,645,000	3.56

Summary of stock options outstanding at June 30, 2006:

Number Outstanding	Exercise Price $	Expiry Date
75,000	0.19	January 16, 2007
300,000	0.20	January 22, 2007
50,000	0.53	June 4, 2007
450,000	0.55	June 27, 2007
150,000	0.34	November 4, 2008
610,000	0.35	December 12, 2008
175,000	0.20	April 15, 2009
1,285,000	0.15	October 26, 2009
1,450,000	0.37	March 16, 2011
100,000	0.37	April 19, 2011

4,645,000

d)      Stock-based compensation

The fair value of options reported as compensation expense during the six month period ended June 30, 2006 was estimated using the Black-Scholes Option Pricing Model using the following assumptions: a risk-free interest rate of 4% to 4.19%, an expected life of 3 years; an expected volatility of 75% and no expectation for the payment of dividends.  The weighted average fair value per option was $0.19.  Based on these variables, stock-based compensation expense of $295,149 was recorded during the period.  The offsetting credit was recorded in Contributed Surplus.  No stock-based compensation expense was incurred in the comparable period of 2005, inasmuch as no stock options were granted in that period.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock.  Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

7.      LOSS PER SHARE

Loss per share has been calculated using the weighted-average number of common shares outstanding during the period.  Diluted loss per share has not been calculated as it is anti-dilutive.

8.      RELATED PARTY TRANSACTIONS

During the quarter, the Company paid or accrued an aggregate of $21,449 (2005 - $36,994) for management and administrative services provided by companies owned by officers of the Company.

During the quarter, the Company paid or accrued an aggregate of $11,459 (2005 - $nil) for legal and other services to a law firm of which a director of the Company is a partner.

9.      SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

Supplemental disclosure of non-cash investing and financing activities:

      During the current six month period, the Company granted 1,550,000 (2005 – nil) stock options valued at $295,149 (2005 - $nil).  Refer to note 6(d).

10.     SEGMENTED INFORMATION

The Company has one operating segment, mineral exploration, and all assets of the Company are located in Central America, principally in Honduras and Nicaragua.